U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  FORM 12b-25

NOTIFICATION OF LATE FILING                           SEC FILE NUMBER 0-27016

(Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
For Period Ended: December 31, 1997 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on From 10-Q [ ] Transition Report on Form N-SAR
For the Transition Period Ended:................................................
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Read Instruction (on back page) Before Preparing Form.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:..................................
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

ROSS TECHNOLOGY, INC.

Former Name if Applicable
 ................................................................................
Address of Principal Executive Office (Street and Number)

5316 Highway 290 West
City, State and Zip Code
Austin, Texas 78735-8930

PART II - Rule 12b-25(b) and (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

 |x| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 |x| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III --     NARRATIVE
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State below in reasonable  detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On June 1, 1998, the Company announced that it would commence an orderly shutdown of its operations, while continuing its efforts to facilitate a sale of the remaining smaller business. The Company has contracted with a third party to perform an independent valuation of certain assets of the Company. The Company has just recently received the valuation report and is in the process of reviewing the report and recording the necessary adjustments for the fair value of the Company's assets. As a result, the Company has been unable to complete the Company's financial statements and exhibits by June 29, 1998, which is the required filing date for the Company's Annual Report on Form 10-K.

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PART IV - OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

      Francis S. (Kit) Webster III                 (512)     436-2000
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              (Name)                           (Area Code)  (Telephone)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                |x| Yes  | | No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                | | Yes | | No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The effect on earnings has not yet been determined since the financial statements have not been completed, as discussed in Part III.

                             ROSS TECHNOLOGY, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 29, 1998                           By /s/ Francis S. (Kit) Webster III
                                               ---------------------------------
                                                   Chief Financial Officer